Exhibit 99.1

Webuy Global Ltd. Provides Update on Nasdaq Listing and Strategic Growth Initiatives

SINGAPORE, February 13, 2025 – Webuy Global Ltd. (NASDAQ: WBUY) (“Webuy” or the “Company”), a leading AI-driven e-commerce and travel platform, today provided an update regarding its Nasdaq listing status and ongoing strategic growth initiatives.

Nasdaq Compliance and Appeal Process

On January 22, 2025, Webuy received a delisting notice from Nasdaq due to non-compliance with the $1.00 minimum bid price requirement. Following the expiration of the second 180-day compliance period on January 21, 2025, Nasdaq suspended trading of the Company’s stock on January 31, 2025. As a result, Webuy’s shares are currently trading on the OTC market due to the implementation of new Nasdaq regulations that mandate immediate delisting after the second compliance period.

To regain its Nasdaq listing, the Company has formally appealed the decision and is scheduled to present its compliance plan at a hearing on February 27, 2025.

Reverse Stock Split and Compliance Plan

To address the bid price deficiency, Webuy Global’s shareholders approved a reverse stock split at the Company’s Annual General Meeting (AGM) on December 18, 2024, with an approved ratio ranging from 1-for-10 to 1-for-40. On January 15, 2025, the Board of Directors approved a 1-for-40 reverse stock split, and the Company immediately filed the required documents with the secretary of Cayman Islands on January 16, 2025.

Following the delisting notice, the Company’s shares are now on the OTC market, under which additional approval from the Financial Industry Regulatory Authority (FINRA) is required to proceed with the reverse split. Webuy submitted its FINRA application on February 3, 2025 and has been actively responding to FINRA to provide supplemental information as requested, and is expecting FINRA clearance in due course.

Strong Business Performance and AI Expansion

Despite the above procedural challenges, Webuy Global remains financially robust and is actively expanding its AI-driven business model to drive growth. On December 17, 2024, the Company successfully raised $3.6 million in a registered direct offering, which would be used to enhance its AI-powered solutions across e-commerce and travel, including:

●	Enhancing the AI-powered Travel Consultant for personalized itinerary planning.

●	Improving predictive demand analytics to optimize the group-buy model.

●	Strengthening community engagement through AI-driven tools.

Commitment to Shareholders

Webuy Global remains committed to regaining its Nasdaq listing and executing its AI-driven growth strategy to create long-term shareholder value. The Company will continue to update shareholders on its progress and remain dedicated to delivering innovative solutions that enhance customer experiences.

About Webuy Global Ltd.

Webuy Global Ltd. (Nasdaq: WBUY) is a forward-thinking, technology-driven company aimed at becoming the leading e-commerce platform in Southeast Asia. The Company’s unique ‘group buy’ model is designed to deliver exceptional value by streamlining the traditional supply chain and fostering a community-driven shopping experience. Webuy is committed to improving the lives of millions of families in Southeast Asia with high-quality, affordable products and services. For more information, visit http://webuy.global.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those projected due to various factors, including regulatory approvals, market conditions, and operational execution. Webuy Global Ltd. undertakes no obligation to update any forward-looking statements, except as required by law.